Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . 1.0
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported

1. Name and Address of Reporting Person* Kelsall, Douglas H.	2. Issuer Name and Ticker or Trading Symbol eCollege.com (ECLG)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

___ Director                         __ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)

Executive Vice President and Chief Financial Officer

(Last) (First) (Middle) 4900 South Monaco Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year
(Street) Denver, CO 80237		5. If Amendment, Date of Original (Month/Day/Year) December 31, 2001	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								8,000	D
Common Stock								4,500	I	By Spouse
Common Stock								500	I	By Daughter
Common Stock								500	I	By Son I
Common Stock								500	I	By Son II

* If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (3-99)

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transac-tion Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option (Right to Buy)	$2.85	6/21/01		A	4,322		(1)	6/20/11	Common	4,322	$2.85		D
Non-Qualified Stock Option (Right to Buy)	$2.85	6/21/01		A	20,678		(2)	6/20/11	Common	20,678	$2.85		D
Restricted Stock Award	$0	6/21/01		A	50,000		(3)		Common	50,000	$0	347,221	D

Explanation of Responses:
    (1) This incentive stock option was granted on June 21, 2001 and vests one-third after one year and monthy thereafter three (3) years from the date of grant.
    (2) This non-qualified stock option was granted on June 21, 2001 and vests one-third after one year and monthly thereafter three (3) years from the date of grant.
    (3) This Restriced Stock Award was awarded on June 21, 2001 and vests one-third after one year and monthly thereafter three (3) years from the date of grant.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Douglas H. Kelsall **Signature of Reporting Person	November 5, 2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2